Exhibit 3.2

ARTICLES OF AMENDMENT TO ARTICLES OF INCORPORATION

OF

GUARDIAN HOLDINGS, INC.

Guardian Holdings, Inc. (the “Company”), pursuant to the provisions of Article 4.04 of the Texas Business Corporation Act, hereby adopts the following Articles of Amendment to its Articles of Incorporation.

ARTICLE ONE

The name of the Company is Guardian Holdings, Inc.

ARTICLE TWO

The articles of incorporation of the Company are amended by these articles of amendment to the articles of incorporation as follows:

Article 1 of the Articles of Incorporation was amended to change the name of the Company to “Encore Bancshares, Inc.” The amendment alters or changes Article 1, and the full text of Article 1 is as follows:

ARTICLE 1.

The name of the Corporation is Encore Bancshares, Inc.

ARTICLE THREE

Each such amendment to the articles of incorporation has been effected in conformity with the provisions of the Texas Business Corporation Act, and the articles of amendment to the articles of incorporation and each such amendment made by the articles of amendment to the articles of incorporation were duly adopted by the shareholders of the Company at a special meeting of shareholders held on the 25th day of October, 2001.

ARTICLE FOUR

The number of shares outstanding was 4,314,813; the number of shares entitled to vote on the articles of amendment to the articles of incorporation was 4,314,813; the number of shares voted for and against such articles of amendment to the articles of incorporation was as follows:

For	Against
3,528,563	0

Dated this 7th day of November, 2001.

ENCORE BANCSHARES, INC.

By:	/s/ James S. D’Agostino, Jr.
James S. D’Agostino, Jr.
President

ATTEST:

By:	/s/ Rhonda Carroll
Rhonda Carroll
Secretary